Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: December 14, 2021

INVESTOR & ANALYST PRESENTATION. December 2021

Disclaimer This presentation (together with oral statements made in connection herewith, the presentation ) is being provided on a non-reliance basis for informational purposes only. This presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination among Juuce Limited, EO Charging, , Charge Merger Sub, Inc., and First Reserve Sustainable Growth Corp., a Delaware corporation ( FRSG ) and related transactions (the Proposed Business Combination ). References to “EO” or the “Company” herein are to: (i) Juuce Limited and its subsidiaries prior to the consummation of the Proposed Business Combination and (ii) EO Charging and its subsidiaries following the consummation of the Proposed Business Combination. The contents of this presentation have not been approved by an authorised person within the meaning of the Financial Services and Markets Act 2000. Reliance on this presentation for the purpose of engaging in an investment activity may expose you to a significant risk of losing all of the property or assets invested. This presentation does not purport to contain all of the information that may be required to evaluate an investment or transaction and you should conduct your own independent analysis of the information contained or referred to herein. You acknowledge that the Company, FRSG, and their respective representatives are under no obligation to accept any offer or proposal by any person or entity regarding any investment or transaction. This presentation contains information of a general nature and is not, and does not purport to be, a complete description of the Company or FRSG, or to contain all information that any investor may require or consider material in respect of any evaluation of the Company. This document is for background information purposes only, and does not constitute legal, accounting, tax, financial product or investment advice, or a recommendation (either express or implied) to invest in the Company and FRSG. It has been prepared without taking into account the objectives, financial situation or needs of any investor. This presentation is not intended to form the basis of any investment decision. Investors are responsible for conducting their own due diligence in respect of the information, considering the appropriateness of the information in this document having regard to their own objectives, financial situation and needs, and seeking independent financial, legal and taxation advice before proceeding with any further conversations regarding the Company and FRSG. Information about past performance given in this document is given for illustrative purposes only and should not be relied on as, and is not, an indication of future performance. The projections have been prepared by management and have not been independently verified or based on any specific customer projections. The document may include views and judgements. These views and judgements do not necessarily reflect the views and judgements of the board of the Company, FRSG or any other person. Accordingly, any statements contained in the document that relate to tax matters were neither written nor intended to be used and cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. If any person uses or refers to any such tax statement in promoting, marketing or recommending a partnership or other entity, investment plan or arrangement to any taxpayer, then the statement expressed herein is being delivered to support the promotion or marketing of the matter addressed and the person should seek advice based on its particular circumstances from an independent tax advisor. Forward-Looking Statements All statements contained in this presentation other than statements of historical facts, including the Company's business strategy and plans and objectives for future operations, including its financial performance, are forward-looking statements. Forward-looking statements may be identified by the use of words such as estimate, plan, project, forecast, intend, will, expect, anticipate, believe, seek, target, continue, may or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean a statement is not forward looking. Indications of, and guidance or outlook on, future earnings, dividends or financial position or performance are also forward looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside FRSG’s and the Company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could impact the Proposed Business Combination, give rise to the termination of the Business Combination Agreement and Plan of Reorganization (the “Business Combination Agreement”) or could otherwise cause the transaction to fail to close; (ii) the outcome of any legal proceedings that may be instituted against FRSG or the Company following the announcement of the Business Combination Agreement and the transactions contemplated therein; (iii) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of the stockholders of FRSG, certain regulatory approvals, or the satisfaction of other conditions to closing in the Business Combination Agreement; ; (iv) the impact of the COVID-19 pandemic on the Company’s business and/or the ability of the parties to complete the Proposed Business Combination; (v) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the Proposed Business Combination; (vi) the risk that the Proposed Business Combination disrupts current plans and operations of the Company; (vii) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, and the ability of the Company to grow and manage growth profitably and retain its key employees; (viii) costs related to the Proposed Business Combination; (ix) changes in applicable laws or regulations; and (x) the possibility that the Company or FRSG may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in FRSG’s most recent filings with the SEC, including under the heading “Risk Factors” in the registration statement on Form F-4 filed by EO with the SEC on September 30, 2021, (SEC File No. 333-259901), as amended from time to time (the “Registration Statement”). All subsequent written and oral forward-looking statements concerning FRSG or the Company, the transactions described herein or other matters attributable to FRSG, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of FRSG and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law. Use of Projections This presentation also contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other data about the relevant industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. None of the Company, FRSG, nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of the Company's future performance and the future performance of the markets in which it operates are necessarily subject to a high degree of uncertainty and risk. Such projections, assumptions and estimates constitute forward-looking statements and are for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The inclusion of financial forecast information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither the Company’s or FRSG’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation or any other purpose, and accordingly, none of such independent auditors has expressed any opinion or provided any other form of assurance with respect to such projections. Neither the Company nor FRSG make any representation or warranty, express or implied, as to the currency, fairness, reasonableness, correctness, accuracy, completeness or otherwise of this presentation, the contents of this presentation or any other document or information supplied (whether provided in writing or orally), or which may be supplied at any time or any opinions or projections expressed herein or therein. Nothing contained in this presentation, the information or other document shall be relied upon as a promise or a representation, whether as to the past, present or future. Financial Information and Use of Non-GAAP Financial Measures The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement, or prospectus that has been or will be filed by FRSG with the SEC. Some of the financial information and data contained in this presentation, such as EBITDA and adjusted EBITDA (see p36 of PDF), have not been prepared in accordance with United States generally accepted accounting principles or IFRS ( GAAP ). These non-GAAP financial measures (including on a projected basis) are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. The Company believes that non-GAAP financial information may be helpful to investors because it provides consistency and comparability with past financial performance and useful supplemental information about the Company. There are a number of limitations related to the use of non-GAAP financial metrics versus their nearest GAAP equivalents. For example, other companies may calculate non-GAAP metrics differently or may use other metrics to evaluate their performance, all of which could reduce the usefulness of the Company's non-GAAP financial metrics as tools for comparison. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty without unreasonable efforts in forecasting and quantifying certain amounts that are necessary for such reconciliations. The Company urges you to not to rely on any single financial measure to evaluate the business. 1

No Offer or Solicitation This presentation does not constitute an offer, invitation or recommendation to subscribe for or purchase any shares or other securities, business or assets, or to enter into any agreement or arrangement and neither this presentation nor anything contained in it or any words or conduct outside of it shall form the basis of any contract or commitment. The information contained herein does not constitute an offer to sell or a solicitation of an offer or a recommendation to purchase securities under the securities laws of any jurisdiction, including the United States Securities Act of 1933, as amended, or any US state securities laws, or a solicitation to enter into a transaction. This document is not intended to be, and does not constitute, a prospectus, product disclosure statement, short form prospectus or profile statement and has not been lodged with any authority. No person shall acquire (by license or otherwise, whether express or implied) any intellectual property rights or other rights in respect of the information contained in this document, except the limited right to use such information in accordance with the express provisions of this document and the Confidentiality Agreement. Each Recipient must comply with all applicable privacy laws in respect of the Information and cooperate to resolve any complaint alleging any breach of any such laws in respect of any handling or use of the information by any Recipient. Intellectual Property The Company and FRSG own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with the Company or FRSG, or an endorsement or sponsorship by or of the Company or FRSG. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the®•©, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company or FRSG will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, copyrights, service marks and trade names. Important Information About the Proposed Business Combination and Where to Find It In connection with the Proposed Business Combination, EO has filed the Registration Statement with the SEC, which contains a preliminary proxy statement/prospectus, in connection with the proposed transactions contemplated by the Business Combination Agreement and will mail, when available, the definitive proxy statement/prospectus and other relevant documents to its stockholders. FRSG and the Company urge investors, stockholders and other interested persons to read the preliminary proxy statement/prospectus that forms a part of the Registration Statement, the amendments thereto, and, when available, the effective Registration Statement and definitive proxy statement/prospectus in connection with FRSG’s solicitation of proxies for the FRSG stockholders’ meeting because those documents will contain important information about the Proposed Business Combination. Such persons can also read FRSG’s final prospectus dated March 4, 2021 (SEC File No. 333-252717), for a description of the security holdings of FRSG’s officers and directors and their respective interests as security holders in the consummation of the Proposed Business Combination. After the Registration Statement has been declared effective, the definitive proxy statement/prospectus will be mailed to FRSG’s stockholders as of a record date to be established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: First Reserve Sustainable Growth Corp., 290 Harbor Drive, Fifth Floor, Stamford, CT, or (203) 661-6601. FRSG and the Company, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of FRSG’s stockholders in connection with the Proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of FRSG’s directors and executive officers in FRSG’s final prospectus dated March 4, 2021 (SEC File No. 333-252717), which was filed with the SEC on March 5, 2021. Additional information regarding the interests of persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the Proposed Business Combination, which may, in some cases, be different than the interests of FRSG’s and the Company’s equity holders generally, is set forth in the proxy statement/prospectus for the Proposed Business Combination. Additional Information This document is based on information available at the time of preparation, speaks only as of its date, and is in draft form and subject to change with or without notice. All information and opinions contained in this document have been provided by the Company or from public sources. Neither the Company nor FRSG undertakes to advise or notify any person of any information coming to their attention in relation to the Company or otherwise to correct, update, revise or reissue this document, or accepts any duty of care to any person in respect of this document. You accept this document on the basis that, to the maximum extent permitted by law, each Relevant Person shall have no liability (including, without limitation, any liability arising from fault or negligence) for any costs, expenses, damage or loss (including direct, indirect and consequential loss) arising from the use of this document or its contents, or otherwise in connection with this document or any words or conduct outside of it, including but not limited to in respect of any forward looking statements or any incorrect or misleading information made in, or any omission from, this document. You accept this document on the basis that, to the maximum extent permitted by law, none of the Company, FRSG or any other person shall have any liability (including, without limitation, any liability arising from fault or negligence) for any costs, expenses, damage or loss (including direct, indirect and consequential loss) arising from the use of this document or its contents, or otherwise in connection with this document or any words or conduct outside of it, including but not limited to in respect of any forward looking statements or any incorrect or misleading information made in, or any omission from, this document. By accepting this document and continuing to participate in the process to which this document relates, you represent and warrant that you have not relied on, and will not rely on, the information in this document, acknowledge and agree to be bound by the terms herein, and undertake to act in accordance with them. INVESTMENT IN ANY SECURITIES OR TRANSACTION DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF ANY OFFERING OR TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, OR A SOLICITATION OF ANY VOTE OR APPROVAL, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. 2

Welcome Charlie Jardine (Founder, CEO) Business Overview Charlie Jardine (Founder, CEO) Key Commercial Updates Charlie Jardine (Founder, CEO) Sam Steele (Director of Business Development) Keith Watson (Head of eBus) AGENDA U.S. Expansion Strategy Tim Weaver and Austin Hausmann (Co-Presidents, Americas) Financial Update Karen Tew (CFO) Q&A Session 3 EO CHARGING EST!2014 IT’S ON

OUR MISSION To become the global leader in EV fleet electrification. 4

5

WHY WE EXIST We exist to give people & Transport is the fastest growing source businesses independence; of fossil-fuel emissions, the largest contributor independence from power (1) to climate change. by the litre. Sources: WHO, EO (1) World Health Organisation: Air Pollution & Climate Change 6

SOFTWARE EV Charging- Focus by Company CORE BUSINESS FOCUS COMMERCIAL WHY WE’RE DIFFERENT Fleet ✓ + Deep focus and expertise in delivering EV charging solutions for fleets + Mission-critical and fully turnkey value proposition for blue-chip fleet customers + Leading software / service solution with high attach rate to upfront infrastructure + Attractive financial / cash flow profile and unit economics with long-term stickiness HOME 7 HARDWARE

WHAT SETS US APART + Leading the rapidly expanding EV charging market in Europe with robust growth opportunity in North America and APAC + Purposefully built platform able to deliver full-turnkey charging solutions with scale for fleet customers EO Advantage + Hardware and software products designed specifically for fleet applications Laser focus on fleets + Focused on infrastructure reliability and delivering guaranteed uptime for fleet operators + Amazon relationship indicative of EO’s capability to deliver in scale for one of the world’s most sophisticated fleet operators 8

UNIQUE INTEGRATED BUSINESS SMART FLEET CONSULTATION Our fleet ecosystem 1 Upfront detailed vehicle and energy data analysis. serves the full charging value chain. DESIGN & DEPLOYMENT 2 Site design, grid connections, power upgrades and installation services. AC & DC CHARGING HARDWARE 3 EO manufactured charge points or integration with any OCPP compliant hardware. EO HUB 4 'Brain of the depot’ that manages power requirements and delivers scalability. SAAS 5 Integration with telematics providers and fleet scheduling software. 24/7/365 OPERATIONAL SUPPORT & MAINTENANCE 6 Premium service drives maximum uptime for mission-critical charging infrastructure. 9

10

CLOUD-BASED SOFTWARE DESIGNED FOR FLEETS RETURN-TO-DEPOT FLEETS EO Cloud can manage any EV charging depot, controlled by a single or multiple EO Hubs. Any geography, any vehicle, AC or DC charging. RETURN-TO-HOME FLEETS Any OCPP compliant charge point, including EO’s leading AC hardware, can be integrated onto the EO Cloud to remove the hassle of reimbursing employees who charge company vehicles at home. CHARGING-ON-THE-GO Integration with third-party fuel cards and global charging networks centralizes roaming charging cost reporting for fleet vehicle drivers. 11

We power forward-thinking fleet managers. 12

EO’s customers include some of the world’s largest fleet operators. 13

OUR CUSTOMERS FOOD We power more than half of the UK’s 10 biggest online retailers. Sources: Statista: Top online stores in the United Kingdom in 2020, by e-commerce net sales 14

CASE STUDY: EO is powering the world’s third largest retailer. + EO secured three-year depot charging partnership with Tesco. “Transport is one of the UK’s largest source of (1) + Tesco to electrify 5,500 vans (entire home delivery fleet) by 2028. emissions, which is why Tesco has committed to + In 2021, Tesco has rolled out 30 electric vans, with plans in place for a further (2) electrifying its entire home delivery fleet by the 150 in 2022. end of 2028. EO is an integral partner helping hit + 2021: 200 AC chargers & 5 DC chargers installed by EO. this ambitious goal, ensuring we always deliver + 2022-2024: 850+ chargers (AC & DC) across more than 25 sites. for our customers.” (1) + Tesco set ambitious targets to be net zero across supply chain by 2035. Matthew Rhind, Tesco Transport Director Sources: EO, Tesco (1) Tesco: Securing a COP26 legacy 15

OUR CUSTOMERS PARCELS We help global logistics leaders deliver their net zero goals. + 2022 Trial project in California with global parcel delivery customer 16

CASE STUDY: World’s largest fleet electrification programme. BYTHENUMBERS “Sustainability and our #ClimatePledge goals are important for the future of our last mile operation. Several businesses have played a key 5,000 88 7 role in helping us transform our infrastructure. EO Charging is one of them.” 5,000 EV charge 88 charging EO’s software Nic Fyfe, EU Director, Amazon Logistics points installed depots managed managing and connected to by EO’s software Amazon depots EO’s software across 7 countries 17

POWERED BY EO: Amazon plans to have 10,000 new electric vehicles on the road as early as 2022 and FLEET ELECTRIFICATION AT PACE & SCALE. all 100,000 vehicles on the road by 2030 - saving 4 million metric tons of carbon per (2) year by 2030. + EO monitors the health and performance of Amazon’s full EV charging infrastructure, currently 5,000 electric delivery vans. EO’s “For Amazon, EO provides charging progress hardware, software and operational support. + Site design, installation & grid upgrades in to date: Not only have they helped install physical depots managed by EO. charging stations at Amazon’s logistics sites in the UK, but they are also providing software + EO Cloud SaaS charge point software currently managing 88 sites across EU, including more and maintenance services for the whole than 35 in Germany. Amazon electric fleet (1) in Europe.” + 2021: Amazon agreed 3-year pan-European service and annual software contract with EO. + 2021: 5,000 EV chargers connected to the EO Cloud by end of year. Sources: (1) Amazon: An electrifying collaboration that owes its origins to a pig shed (2) Amazon: The Climate Pledge 18

Mercedes-Benz Vans customers include: “Fully electric home delivery 168 eSprinters delivered (4) (3) fleet by 2025” in 2021 Key relationships with vehicle manufacturers. “Building the largest all-electric UK’s largest fleet, currently delivery fleet in the UK. 2021: 50,000+ vehicles. In 2021, EO has partnered with Mercedes-Benz Vans to provide customers (5) (6) 700 EVs operating” ordered 3,000 EVs with electric vehicle chargers, charge point management software and ongoing support & maintenance. Sources: (1) Global Fleet→ (2) Daimler→ (3) Hermes→ (4) Co-op→ (5) DPD→ (6) Fleet Europe→ “We are committed to the pursuit of emission-free mobility and sustainable vehicle production and it is crucial as we work towards these goals that we do so with partners we trust. This explains why Mercedes-Benz Vans UK has chosen to add EO as a charging partner.” Kevin Ferris, Head of Electric Mobility, Mercedes-Benz Vans UK 19

OUR CUSTOMERS PEOPLE We power our partners to make emobility their priority. 20

EO is actively working with public transportation customers and other ELECTRIC BUSES: emerging fleet sectors. Why now? Strategic (2) + e-Buses on roads will reach nearly 1.7 million in 2030. + Transport for London (TfL) commits to goal of zero-emission fleet by 2034, partnerships in high (1) three years earlier than planned. + Biden Infrastructure Bill: $2.5 billion committed to introducing zero-emission growth sectors. (2) buses across the US. Sources: (1) Electrive: London to only procure zero-emission buses (2) Bloomberg: Electric Buses Are Poised to Get a U.S. Infrastructure Boost “ As the capital’s largest bus company, and the UK’s biggest individual e-bus operator, we are at the forefront of zero-emission technology. Go-Ahead London looks forward toworkingwithEOoverthecoming months as we prepare to electrify Route 132 and, in the process, improve air quality for local residents.” Richard Harrington, Go-Ahead London’s Engineering Director 21

ELECTRIC TRUCKS: Electrification of medium & heavy-duty commercial vehicles. Why now? + By 2025 approximately 40,000 battery electric medium-duty and heavy-duty vehicles will be in operation across Europe. By 2030, this will increase to (1) 270,000. + European charging and refuelling infrastructure necessary for zero-emission heavy-duty vehicles is not sufficient. Three categories of chargers are needed: + Depot charging + Destination charging (typically at distribution centres) + Public charging (along highways or at charging hubs in urban areas) Sources: (1) ACEA: ‘Heavy!duty vehicles: Charging and refuelling infrastructure’ 22

TAILWINDS DRIVING FLEET GROWTH 23

UBER




DHL
DHL

1

Governments Driving Electric Agenda

31 countries, states, and cities have petrol/diesel bans in place [1]

$14bn — 2020: $14bn in global government incentives for electric vehicles [2]

2021: $7.5bn to be invested in charging networks in the U.S. [3]

Sources:
(1) CleanTechnica: 31 Countries, States, And Cities Have Gas/Diesel Car Bans In Place →
(2) IEA Global EV Outlook 2021 →
(3) Congress.Gov →

2

Private Sector Committed to Zero Emissions

5m — 5 million fleet vehicles, across 80 countries committed by 2030 [4]

6.3m vehicles in UK fleets (3.7 million vans in UK fleets) [5]

15m EVs are expected to be part of corporate fleets in the U.S. by 2040 [6]

Sources:
(4) EV100 →
(5) PwC: Fleets Ahead Report →
(6) EY →

3

Increasing Availability of Electric Vehicles

20 fully electric light commercial vehicle models available in UK [7]

55-72m — OEMs electric pledges translate to 55-72m electric light-duty vehicles cumulatively sold by 2025 [8]

Mercedes-Benz investing more than $60bn into electrification strategy between 2022 and 2026 [9]

Sources:
(7) PwC: Fleets Ahead Report →
(8) IEA →
(9) Combination of Wards Auto, IHS Markit, and International Council on Clean Transportation →

4

Global Growth in Ecommerce & Last Mile Delivery

+36% — +36% increase in Last Mile vehicles by 2030 [10]

2.1bn people are expected to buy goods online in 2021 with 20% of global retail moving online by 2023 [11]

U.S. & EU delivery vehicle TAM valued at $100bn by 2022, 2.2million units per year [12]

Sources:
(10) International Council on Clean Transportation →
(11) World Economic Forum →
(12) EY →

24

LET'S TALK ABOUT THE FUTURE

1 2 3 4 New Products & More People, New Brand Technology Same Culture Territories Leadership Invest in Research & Establish EO as one of the best Expand global footprint to Build on EO’s UK & EU Development to lead the places to work, instill a culture capture rapidly-growing brand foundations to electric fleet charging market of personal development. Hire electric vehicle markets. become the global leader in & retain top talent. charging electric fleets. 26

CHARGING HARDWARE. OCPP compliant AC charge points for fleets and homes, launching Q1 2022. 27

SMARTPHONE CONTROLLED. Return-to-home & on-the-go charging for fleets enabled by our new app. Feature rich with charger authentication, energy consumption data and fleet billing info, launching Q1 2022. 28

Update New FLEET CHARGING EBUS & SOFTWARE. ETRUCK SOFTWARE Dedicated software built in partnership with fleet OCPP-compliant software solution for the world’s managers, hardware agnostic and compatible with leading electric bus and truck operators. any electric car, van and bus fleet. 29

R&D OCPP-COMPLIANT DRIVING DC CHARGERS TECH INNOVATION. FUEL CARDS AND FLEET BILLING “We believe our patented technology not EBUS OPPORTUNITY only brings significant benefits to fleet CHARGING operators today, but also lays the groundwork for true V2G charging for the In 2022, EO will launch the new future across both AC and DC solutions. EO Hub (‘Brain of the depot’) that can connect an unlimited number As we continue to expand into new markets like the U.S. and North America, our R&D of chargers to the EO Cloud FLEET TELEMATICS team will continue to be heavily focused on TO OPTIMISE V2G charging, as well as AI and ML based ELECTRIC VEHICLE software technologies. We recognise these CHARGING as a vital pillars of successful global fleet electrification.” Richard Earl, R&D Director 30

INTERNATIONAL EXPANSION PLANS UK North Europe APAC America 73m 124m 37m electric vehicles by 2035 electric vehicles by 2035 electric vehicles by 2035 2022 APAC Market Expansion: Business 2022 North America Market Entry: 2022 EU Market Expansion: including Strategic hires in the U.S.& appointment of Germany, Spain, Italy & France. Development Manager to lead new advisory board. division. Expansion plans across Europe to extend support to Sam Steele, Business Development Manager at EO, existing customers and capture growing fleet EO has appointed EV and commercial fleet to lead growth in Asia-Pacific. Replicate home segment. leaders Tim Weaver & Austin Hausmann to drive territory success in emerging markets. market growth in the U.S. Current growth: + Employees already based in Germany, Spain. + More than 80 Amazon charging depots across Europe currently under management by EO’s software. + Established Europe-wide service programme for clients: on-site or remote issue in under three hours. Source: BNEF 31

Focused strategy with experienced leadership. UNLOCKING THE AMERICAS TRANSPORTATION TECH U.S. MARKET LEADS PARTNERSHIP Mark Tom von Tim Weaver & First Joseph Reichbauer Austin Hausmann Reserve Chairman of the Board Audit Chair Co-Presidents of the Americas + Global private equity investment firm with a 38-year history + Raised >$32 billion of aggregate capital since inception + Completed >700 transactions across global energy, infrastructure and industrial markets 32

KEY METRICS 33

TRANSACTION OVERVIEW SOURCES & USES ! #$%&' ( ))* ! # $ %%& (1) $685m Enterprise Value (3) (4) ! # $%& ' () * %+ ,(- * . /// /01! #$%&'%()%* + ,-.%/$..& 012 034 +2%+,(-*.% 344356' 7//881 ()%(567& 8 9::;;4 #93:)3'%#;<'6)==81! #$%&'%/.++.< =1>4 $522m EO Equity Rollover /?',#'<%/$ <.#22;4 (#&7@ &.A%B..#%C%(D?.,#.#2:94 ILLUSTRATIVE PRO FORMA OWNERSHIP (AT $10.00 SHARE PRICE) (5) (D7#&7,E%F.&%G.H&; 04 ! #$% &'(%$) ! #$%) * +,,-.! #$%&' ()*+, - ./0 1 223 ! # $%&' ( )( * +,- . //0 ! # ! $ %&' ( # ) ! * &+ ' &,- # . /01 2/345 21 + 6 78 9 :# ; <= PRO FORMA VALUATION ! # ! $ %&' ( # ) ! # > 422' # ? %+ ' 3@21 6 A9 7# <= .BC? #.D 3,+31 79 7# ;= ! # $ %& '( # )*++ (4) (6) . B C ? # E ,F 2+ ' 31 + AA9 A# A:= ! # ,- . ,# + - / 0 # 1) - 2'$ ) $ 34%35 - 6 ++7 89:; ! #$% &'()* + ,,- / 0 # 1- ! # %& 1- 6 * 7 < =:== ! #$%&'()*#+ ,-./' (5) 6>7-? 1$ -@1A $ -B -6C )07 6<=D7 ! # ! $%&' ( #)! *&+ ' &,- # .=>;#@,A2+' 31+ BC9 ./012/34521+678901%)*'!2%+343$5+'()*#+'670!(78 ,9.:' (7) 0! ( ' ; ' <= <> ! ' ? +@+2#+ > A <B (7) 0! ( ' ; ' <= <C ! ' ? +@+2#+ DA/B .=>;#.?3,+31 79 ! #!$% &' (#)! #:422' # EO Fleet Customer to obtain up to incremental ~9% Note: Amounts reflect US dollars unless otherwise noted. Excludes impact of warrants and earnouts ownership stake in EO by fulfilling the aggregate (1) Note: see pages 2-3 regarding these measures ; % +' 3<21 689 (2) Sponsor will retain 80% of promote at close and move 20% of promote to earnout (100% at $12.50) customer payment threshold (~$0.1bn of qualifying (3) Excludes interest earned in the trust. SPAC cash amount subject to change depending on the actual interest earned (4) Based on assumption of no redemptions from SPAC public stockholders spend required for full ~12% stake) (5) Includes ~$6mm EO net debt as at 31-Oct 2021 (6) Pro forma share count includes 22.2mm FRSG public common shares (SPAC Investors), 4.4mm FRSG Sponsor shares (SPAC Sponsor) and 52.2mm shares issued to EO existing shareholders (includes 2.4mm shares from vested EO Fleet Customer MSA (assuming the treasury method)). Assumes no redemptions by SPAC public stockholders. Excludes the impact of all out-of-the-money FRSG warrants and 9.1mm unvested warrants held by EO Fleet Customer. The EO Fleet Customer ownership detail and number of unvested warrants indicated on this slide assumes cashless settlement of the warrants at $10.00 per share value; on a cash settle basis, current ownership represents ~3% (2.7mm shares) based on vested warrants and there are 9.1mm of unvested warrants outstanding representing incremental ownership of ~10% (under cash settle basis, full exercise of the warrants delivers ~$13mm of incremental cash to EO) (7) Projections shown on a non-IFRS basis 34

VALUATION & CASH FLOW BENCHMARKING →

EO's fleet-focused operating model drives a strong cash flow profile which de-risks the business plan eo
chargepoin+
EV/Revenue
3.2x
1.9x
10.0x
6.7x
2023E
2024E
2023E
2024E
EV/EBITDA
98.4x
20.4x
(57.6)x
(890.2)x



$mm
(EBITDA - Capex) (3)
EBITDA - Capex Cash Flow Profile
100
50
-
(50)
(100)
(150)
(200)
2020
2021E
2022E
2023E
2024E
eo (1)
1
(10)
(19)
(4)
22
chargepoin+ (2)
(117)
(199)
(182)
(129)
(14)

Note: Enclosed numbers refer to EBITDA forecasts ($mm)

Sources: EO; FactSet

Note: ChargePoint estimates are based on broker consensus estimates as at 8-Dec 2021 (FactSet)

(1) Fiscal year ended Dec 31; 2020 financials reflect unaudited 2020 IFRS accounts before the impact of non-cash accounting adjustments for the EO Fleet Customer Warrant Agreement; projections shown on a non-IFRS basis and Adjusted EBITDA excludes the cost of new D&O insurance policy and estimated fees & expenses relating to the potential transaction; EO reporting currency is GBP; exchange rate applied to EO projections – GBP:USD = 1.3904 as at 30-Jul 2021 (FactSet) →

(2) 2020 based on FYE 31-Jan 2021 financials; and 2021E based on FYE 31-Jan 2022E forecasts etc. →

(3) Fiscal year ended Dec 31; 2020 Capex reflects net cash flows from investing activities. Labels shown in chart not directly to scale / proportionate →

35

EO’s product and service offerings to EV fleet operators drive ATTRACTIVE FINANCIAL PROFILE FOR EV FLEET CHARGING attractive unit economics, scalability and recurring revenue. Illustrative Unit Economics for a Turnkey Fleet Contract HARDWARE + Intelligent, scalable AC charging points with load management + Charging hubs connecting multiple chargers to smart charging networks for charge scheduling, telematics integration and monitoring INSTALLATION 45% + In-house technical team (site surveys; CAD design; project management) + Turnkey installation through a managed network of subcontracted installers SOFTWARE + Cloud-based charge point remote management system + Monitor energy usage and remotely diagnose / resolve issues 55% SERVICES + O&M services for charging products and infrastructure Year 1 Year 2 Year 3 Year 4 Year 5 Total + 24/7 call center support Recurring Upfront Source: EO 36 Gross Profit RECURRING UPFRONT

EO’S NEAR-TERM OUTLOOK AND LONGER-TERM TRAJECTORY (1) (1) CHARGERS DEPLOYED REVENUE BY TYPE REVENUE BY GEOGRAPHY +$$$, ?@ @ ;< < $$*##*## , -. /0 -. 123 2456 7 -8 8 -7 9 :5 +,- ./0 $750 $750 183 ; :< 7 0 -. 123 2; 1. =9 >16 12 3 0456.768 .- 9 : &%# )## )## 144 &#$ (## (## $550 $550 & #'##'## 108 &$$&##&## $365 $365%# %## %## 60 $$2215 15 $$2215 15 #$ $## $## 39 28 $101 $101 # ## ## $28 $28 !!! $ & ' $ ' $ (' $ )' $ #' $ * ' $#$ + $#$$+ $#$%+ $#$&+ $#$'+ $#$( + $#$ + $#$$+ $#$%+ $#$&+ $#$'+ $#$( + Near-Term Outlook Near-Term Outlook Near-Term Outlook Longer-Term Trajectory Longer-Term Trajectory Longer-Term Trajectory Source: EO (1) Fiscal year ended Dec 31; projections shown on a non-IFRS basis; EO reporting currency is GBP; applied currency exchange rate – GBP:USD = 1.3904 as at 30-Jul 2021 (FactSet) 37 46% 93% 93% CAGR (2021-2026E): C C CA A AGR GR GR ( ( (20 20 2021 21 21-20 2024 24E E) ): : CAGR (2021-2026E): C C CA A AGR GR GR ( ( (20 20 2021 21 21- -20 2024 24E E) ): : CAGR (2021-2026E): C C CA A AGR GR GR ( ( (20 20 2021 21 21- -20 2024 24E E) ): : 57% 135% 135%

EO believes it is positioned to scale its existing pipeline and IDENTIFIABLE AND SCALABLE NEAR-TERM PIPELINE meaningfully grow customer penetration COMMERCIAL CONSUMER TRANSPORT LOGISTICS & CAR LEASING & OEMS RETAIL OPERATORS SERVICES PARKING OPERATORS 1-year forward revenue potential (1) >$250m Source: EO (1) Indicative, aggregate and unrisked estimate revenue for fleets customers based on discussions regarding their respective EV charging deployment plans; this figure and its component figures are approximate and exclude all other EO revenues that may be derived from other potential existing and future fleet customers, global charger sales and other contracts or revenue streams; a customer may be defined as a party that EO is or has been in direct discussions with or with whom EO is coordinating such arrangements with through a third party. This pipeline does not represent any form of definitive agreements. 38

Q&A

THANK YOU Investor Contact eoIR@icrinc.com Follow the journey @eocharging